Zentek Awarded Government of Canada Standing Offer for HVAC Filters

Zentek to supply HVAC filters to federal facilities in the National Capital Region as ZenGUARD™ Enhanced Air Filters remain available to all federal departments through the Pathway to Commercialization source list

Guelph, ON - August 20, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) announces that it has been awarded a Government of Canada standing offer to supply a range of HVAC filtration products, including ZenGUARD™ Enhanced Air Filters, to federal facilities in the National Capital Region. Awarded through a competitive open-bidding process, the standing offer establishes pre-arranged pricing and terms under which federal departments may issue call-ups as requirements arise, runs from August 19, 2026, to August 18, 2027, and carries a maximum published value of CAD $348,666.84.

Management Commentary

"This standing offer expands Zentek's ability to serve the Government of Canada and reflects our commitment to being a reliable indoor air quality partner," said Moe Jiwan, Chief Executive Officer of Zentek. "Federal departments can now source our filtration products through this standing offer, while ZenGUARD™ Enhanced Air Filters remain available government-wide through the Pathway to Commercialization source list. Compared with denser filters commonly used to control infectious aerosols, ZenGUARD™ Enhanced Air Filters have demonstrated improved aerosol filtration without increased airflow resistance, offering the potential for lower energy use, fewer filter changes and less landfill waste."1

Development on Demand

Zentek's Development on Demand model is straightforward: identify an opportunity, apply deep materials science, secure the intellectual property, and commercialize. ZenGUARD™ Enhanced Air Filters are a clear example of that model in action.

Zentek developed and patented ZenGUARD™ for air filtration and had it tested at the National Research Council of Canada ("NRC"). Testing in a purpose-built simulated classroom demonstrated approximately a fivefold improvement in aerosol filtration efficiency over an untreated filter, with no increase in pressure drop or energy consumption. The technology was then evaluated in a real-world setting. A three-month pilot at McKinnon Park Secondary School with the Grand Erie District School Board delivered 22% lower fan energy compared to the standard MERV 13 pleated filters it replaced, along with a substantially longer projected service life.1

ZenGUARD™ Enhanced Air Filters deliver four operational outcomes:

• Safer indoor air

• Lower HVAC energy consumption and associated emissions

• Longer service intervals that reduce total cost of ownership

• Less waste sent to the landfill

Available Now to Every Federal Department

In May 2026, Innovative Solutions Canada ("ISC") added ZenGUARD™ Enhanced Air Filters to its Pathway to Commercialization ("PTC") source list. This establishes Zentek as an exclusive potential supplier within the PTC framework to the Government of Canada for a three-year period, during which any federal department or agency may purchase ZenGUARD™ Enhanced Air Filters directly, without a competitive procurement process.2 Inclusion on the PTC source list does not guarantee a minimum number of orders or contracts, and procurement decisions remain at the discretion of individual federal departments and agencies.

This is a separate pathway from the standing offer announced today, and it is open now. A department that wants longer filter service life, lower fan energy, and better aerosol control can act on it immediately. Fewer changeouts and lower energy consumption reduce the operating cost of federal real property, and longer service intervals reduce operational waste, contributing to the federal target of diverting at least 75 percent of operational waste from landfills by 2030.3

About ZenGUARD™ Enhanced Air Filters

ZenGUARD™ Enhanced Air Filters use patented graphene technology to improve indoor air quality without increasing airflow resistance. The result is safer indoor spaces, lower HVAC energy use and emissions, longer service intervals that reduce total cost of ownership, and less waste to the landfill, aligned with the Greening Government Strategy's Scope 2 emissions and waste diversion targets. Independently validated by the NRC and documented in three peer-reviewed ASHRAE publications. Manufactured in Canada, ZenGUARD™ Enhanced Air Filters deliver all four outcomes in a single drop-in product.

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

References (public)

1 D. Sridhar, K. Owen, F. Mesicek, R. Shacklock, C. van der Kuur, Energy-Efficient Solutions for Improving Indoor Air Quality and Reducing Carbon Emissions in a Canadian School: The Role of Silver-Graphene Oxide Treated HVAC Air Filters, AVIC ASHRAE IEQ (2025).

2 Source: Innovation, Science and Economic Development Canada, "Helping Canadians breathe easy with Zentek." https://ised-isde.canada.ca/site/innovative-solutions-canada/en/our-stories/helping-canadians-breathe-easy-zentek

3 Source: Government of Canada, Greening Government Strategy. https://www.canada.ca/en/treasury-board-secretariat/services/innovation/greening-government/strategy.html